November 29, 2010
Via EDGAR
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Environmental Tectonics Corporation
Form 10-K for the fiscal year ended February 26, 2010
Filed May 27, 2010
Form 10-Q for the quarterly period ending August 27, 2010
File No. 001-10655
Dear Mr. Cascio:
     On behalf of Environmental Tectonics Corporation (“ETC”), this letter responds to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) contained in your letter dated October 29, 2010 (the “Comment Letter”) regarding the above-referenced filings.
     For your convenience, ETC’s responses are in the order set forth in the Comment Letter.
     In the following responses, ETC is also sometimes referred to as “we” or the “Company.” In addition, the term “our filing” refers to ETC’s Form 10-K for the fiscal year ended February 26, 2010, filed May 27, 2010.
Form 10-K for the fiscal year ended February 26, 2010
Item 1. Business, page 1
Customers, page 4
SEC Comment 1
1.	Given your level of customer concentration disclosed here, please tell us how you determined that you are not required by Regulation S-K Item 601 (b) (10) to file any of

Mr. Brian Cascio
November 29, 2010
your customer agreements as exhibits or alternatively, include the agreements in any future or amended filings.
Company response:
ETC respectfully submits that the Company determined that it is not required file any of its customer agreements as exhibits to its filings with the SEC pursuant to the Securities Exchange Act of 1934, for the following reasons:
Item 601(b) (10) of Regulation S-K provides that material agreements not made in the ordinary course of business should be filed as an exhibit to a filed report. With certain exceptions, agreements made in the ordinary course of business need not be filed. According to Item 601(b) (10) (ii), an agreement will be deemed to have been made in the ordinary course of business if “the contract is such as ordinarily accompanies the kind of business conducted by the registrant.”
The customer agreements referenced in ETC’s Form 10-K for the fiscal year ended February 26, 2010, filed May 27, 2010 (collectively, the “Agreements”), are sales contracts, made in the ordinary course of ETC’s business, with divisions of the U.S. Government and with an international customer for ETC’s products and services. The agreements are single supply (versus continuous supply) agreements.
ETC has also reviewed the exceptions set forth in Item 601(b) (10) (ii) (A)-(D) and has determined that these agreements are not required to be filed with the SEC. Items (A), (C) and (D) are not applicable. With respect to Item (B), the agreements are not required to be filed with the SEC because ETC’s business is not substantially dependent on any one of the agreements on an individual basis.
* * *
Item 8T. Controls and Procedures, page 15
SEC Comments 2-6
Company general response to SEC Comments 2-6:
Prior to responding to SEC Comments 2 through 6, ETC respectfully submits the following general response. Due to an inadvertent document control problem during the preparation

Mr. Brian Cascio
November 29, 2010
of our filing, the disclosure required by Item 8T was incomplete and improperly worded. ETC proposes to amend its filing and replace Item 8T with the following disclosure:
     Item 8T. Controls and Procedures
     As of the end of the period covered by this Report, our Chief Executive Officer and Chief Financial Officer have concluded, based on their respective evaluations as of the end of the period covered by this Report, that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are effective to provide reasonable assurance that the information required to be disclosed in the reports we file under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosures. A controls system cannot provide absolute assurances, however, that the objectives of the controls systems are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.
     Management’s Annual Report on Internal Control over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statement for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:
(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors of the company; and

Mr. Brian Cascio
November 29, 2010
(iii)	provide reasonable assurance regarding preventing or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the Company’s financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.
     With outside assistance, our management evaluated the effectiveness of our internal control over financial reporting as February 26, 2010. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management concluded that our internal control over financial report was effective as of February 26, 2010.
     Changes in Internal Control over Financial Reporting.
     There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recently completed fiscal quarter (the Company’s fourth fiscal quarter) that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
     This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.
* * *

Mr. Brian Cascio
November 29, 2010
SEC Comments 2-6 (cont’d)
Evaluation of Disclosure Controls and Procedures
ETC respectfully submits the following specific responses to SEC Comments 2 through 6.
2.	In future or amended filings please revise the first sentence to refer to your responsibility for “disclosure controls and procedures” as opposed to “internal control over financial reporting.” In this regard, please note that disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)) are not interchangeable concepts. Accordingly, in future or amended filings, please also revise the structure of the disclosure presented pursuant to Items 307 and 308T of Regulation S-K to clearly and separately present the information required for each of the two control evaluations.

Company response: Disclosure will be revised as noted in the Company’s amended Item 8T, above.

3.	As a related matter, you disclose that disclosure controls and procedures arc “functioning effectively.” However, your disclosure should indicate whether disclosure controls and procedures are “effective” or are “not effective,” as appropriate. Please apply in future or amended filings.

Company response: Disclosure will be revised as noted in the Company’s amended Item 8T, above.

4.	Further, you disclose that disclosure controls and procedures are functioning effectively “and provide reasonable assurance that that the information required to be disclosed by the Company in its periodic reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” In future or amended filings, if you elect to provide a written definition of disclosure controls and procedures, please ensure that the definition is substantially similar with the full two sentence definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). Review with WM

Company response: Disclosure will be revised as noted in the Company’s amended Item 8T, above.

5.	Pursuant to Item 308T (a) of Regulation S-K and Exchange Act Rule 13a-15(c) your filing should present management’s annual report on internal control over financial reporting as of the end of each fiscal year. It appears that management either failed to perform or complete its report on internal control over financial reporting because the required report does not appear in your filing. Please amend your filing to include

Mr. Brian Cascio
November 29, 2010
management’s annual report on internal control over financial reporting as of February 26, 2010.

Company response: Management performed and completed its report on internal control over financial reporting but as noted above failed to include the report in our filing. Disclosure will be revised as noted in the Company’s amended Item 8T, above.

6.	In addition, as it appears that management failed to perform or complete its annual report on internal control over financial reporting as of February 26, 2010, please tell us your basis for concluding that disclosure controls and procedures are effective as of that date. In particular, we refer you to the definition of disclosure controls and procedures provided in Exchange Act Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corofin/guidanee/regskinterp.htm, failure to file management’s report on internal control over financial reporting would render your annual report materially deficient and would also render the company not timely or current in its Exchange Act Reporting.

Company response: Management performed and completed its report on internal control over financial reporting but as noted above failed to include the report in our filing. Disclosure will be revised as noted in the Company’s amended Item 8T, above.
* * *
Part III, page 16
Long-Term Incentive Compensation, page 21
SEC Comment 7
7.	Based on your disclosure in the table on page 23 the options awarded in 2010 are not exercisable. Please provide the information required by Item 402(o)(4) of Regulation S-K and revise the table on page 23 in any future or amended filing to provide the footnote required by Instruction 2 to Item 402(p)(2).
Company response:
ETC respectfully acknowledges the SEC’s Comment. Specifically, we will amend our filing and revise our discussion of Long-Term Compensation and the Summary Compensation

Mr. Brian Cascio
November 29, 2010
Table to include the exercise period(s) and exercise amount(s) for all stock option awards, as follows:
Footnote (3).	On October 26, 2009, Mr. Mitchell was awarded stock options for 33,000 shares of the Company’s common stock pursuant to the Company’s 2009 Employee, Director and Consultant Stock Plan. These options are exercisable as follows: 11,000 as of October 26, 2010, 11,000 as of October 26, 2011, and 11,000 as of October 26, 2012,

Footnote (8).	On October 26, 2009, Mr. Deaner was awarded stock options for 11,500 shares of the Company’s common stock pursuant to the Company’s 2009 Employee, Director and Consultant Stock Plan. These options are exercisable as follows: 3,834 as of October 26, 2010, 3,833 as of October 26, 2011, and 3,833 as of October 26, 2012.

Footnote (13).	On October 26, 2009 Mr. Cashel was awarded stock options for 15,499 shares of the Company’s common stock pursuant to the Company’s 2009 Employee, Director and Consultant Stock Plan. These options are exercisable as follows: 5,167 as of October 26, 2010, 5,166 as of October 26, 2011, and 5,166 as of October 26, 2012
Additionally, we will add a footnote to Column F that states that the amounts set forth above represent the aggregate grant date fair value calculated under professional standards as follows:
The Company determines the fair-value of the stock-based compensation using the Black-Scholes valuation model prescribed under the applicable accounting guidance. The Company used the following assumptions: expected volatility of 112.1%; risk-free interest rate of 0.41%; and an expected life of ten years.
* * *
Summary Compensation Table, page 22
SEC Comment 8
8.	Refer to your summary and director compensation tables on pages 22 and 24. With a view towards amended disclosure, please tell us how you complied with Item

Mr. Brian Cascio
November 29, 2010
402(n)(2)(vi) and (r)(2)(iv) of Regulation S-K as amended by Section II.A.2 of Securities Act Release No. 9089 (December 16, 2009), including the footnote disclosure required by Instruction 1 to Item 402(n)(2)(v) and (vi).
Company response:
ETC respectfully acknowledges the SEC’s Comment. Specifically, we will amend our filing in the Fiscal 2010 Director Compensation Table to incorporate the following disclosures for Column D Option Awards:

William F. Mitchell	$86,000
George K. Anderson	$26,000
George A. Sawyer	$26,000
Stephen F. Ryan	$26,000
* * *
Summary Compensation Table, page 22
SEC Comment 9
9.	Please tell us why the bonuses mentioned in footnotes (2), (7), and (12) are not included in columns (d) or (j) of the table, given your disclosure in footnotes (7) and (12) and the second paragraph on page 21 indicating that these bonuses were earned in fiscal 2010, or revise in future or amended filings accordingly. Refer to Item 402(n) (2) (IV) and (n) (2) (x) of Regulation S-K.
Company response:
ETC respectfully acknowledges the SEC’s Comment. The bonus amounts included in the footnotes were actually awarded and paid subsequent to fiscal year end. Consequently, at that time, we felt it was more appropriate to separately report these amounts in a footnote disclosure. However, for clarity of reporting, we will amend our filing to incorporate all bonus amounts related to the performance in a particular fiscal period in the Summary Compensation Table, irrespective of when awarded or paid. By footnote disclosure, we will clarify the period of award and payment.
* * *

Mr. Brian Cascio
November 29, 2010
Exhibit 13. Portions of Environmental Tectonics Corporation 2010 Annual Report ... page 1
Management’s Discussion and Analysis of Financial Condition... page 2
Results of Operations, page 7
SEC Comment 10
10.	We see that cost of goods sold decreased in fiscal 2010 despite an increase in sales. While we see your disclosure that you achieved higher margins on certain projects during the fiscal 2010, in light of the significant increase in revenues, in future or amended filings, please describe the specific factors leading to reduced cost of sales for the year.
Company response:
ETC respectfully acknowledges the SEC’s Comment. Given contractual limitations with our customers, the technical nature of most of our products and the nature of our global competitors, the Company is hesitant to disclose specific details of individual contract performance. However, in future filings, the Company will expand its disclosure to indicate specific factors — i.e., market conditions, manufacturing costs, government v commercial, as the basis for gross margin variations.
The following additional commentary applies to the disclosure in question:
          Gross profit for fiscal 2010 increased by $6,966,000 or 58.7%, from fiscal 2009. This reflected the increase in sales and resulting gross profit (approximately $1.9 million). Improvement in gross margin as a percent of sales was due to higher product mix of sales in the TSG segment, which included a significant contract for an ADMS software-based simulator in Saudi Arabia. Additionally, the prior fiscal period included higher costs on certain U.S. Government contracts. Gross profit rate as a percent of sales improved to 44.5% for fiscal 2010 versus 32.3% for fiscal 2009 reflecting the aforementioned TSG performance and a lower cost base for domestic sterilizer sales. Significantly favorable margin rates were realized internationally in simulation and aircrew training systems and domestically in sterilizers. These favorable rates partially reflected a reduction of engineering and manufacturing costs on previously sold products.
* * *

Mr. Brian Cascio
November 29, 2010
Consolidated Statements of Operations, page 15
SEC Comment 11
11.	As provided in FASB Codification Topics 220 and 810, net income or loss includes the results of operations attributed to both controlling and non- controlling interests. Accordingly, in future or amended filings please revise the format of your income statement to better conform to the guidance applicable to non-controlling interests. In this regard, what you label as “Income (loss) before non-controlling interests” appears to be net income (loss) as defined in the Codification. Further, what you label as “Net income (loss)” appears to be income or loss attributed to your shareholders. Refer to FASB ASC 810-10-50-IA (a) and 810-10-55-4J.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings.
* * *
Consolidated Statement of Changes in Stockholders’ Equity (Deficiency), page 16
SEC Comment 12
12.	In future or amended filings, to better conform to the guidance applicable to non-controlling interests, please provide a reconciliation of the carrying amount of total equity, equity attributable to Environmental Tectonics, and equity attributable to the non- controlling interest. Refer to FASB ASC 810-10-50-1A(c) and FASB ASC 810-10-55-4L.
Company response:

Mr. Brian Cascio
November 29, 2010
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings.
Specifically, the Company will include footnote disclosure to provide a reconciliation of the carrying amount of total equity, equity attributable to ETC, and equity attributable to the non-controlling interest.
* * *
Consolidated Statements of Cash Flows, page F-5
SEC Comment 13
13.	As provided in FASB ASC 230-10-45, a statement of cash flows presented on the indirect method should begin with net income or loss, which as defined includes non-controlling interests. Your statement of cash flows appears to begin with net income or loss excluding non-controlling interest. In future or amended filings, to better conform with the guidance applicable to non-controlling interests, please revise to begin the statement of cash flows with net income or loss. In that regard, please also note that net income or loss attributable to non-controlling interests should not be included as a reconciling item in the operating section of a consolidated cash flow statement.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings. Specifically, the Company will revise its statement of cash flows to conform to the requirement and include net loss or loss attributable to non-controlling interest in the other comprehensive section of the statement.
* * *

Mr. Brian Cascio
November 29, 2010
Notes to Consolidated Financial Statements, page 18
SEC Comment 14
14.	Please tell us why you did not include disclosure of recently issued accounting pronouncements. As applicable, please include this disclosure in any future or amended filings as well as in future quarterly reports. Refer to Topic SAB 11-M.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings.
In connection with the filing of the Company’s Annual Report on Form 10-K, the Company determined that no recently issued accounting pronouncements would have a material impact on its financial statements. Thus, we did not include any disclosure in our filing. We will provide disclosure regarding recent accounting pronouncements in future filings.
* * *
Note 2. Summary of Significant Accounting Policies, page 18
Fair Value of Financial Instrument, page 19
SEC Comment 15
15.	Please tell us why your borrowings are included in the table of recurring fair value measurements presented pursuant to FASB Codification Topic 820. In that regard, tell us how you are accounting for changes in the fair value of the debt, including whether the debt is presented in your financial statements at fair value at each period end and the basis in GAAP upon which you are relying. For instance, tell us whether you made a fair value election under FASB ASC 825-10-25. If the debt is not accounted for at fair value at each period end, in future or amended filings please provide fair value disclosures for your debt under FASB Codification Topic 825 as opposed to Topic 820.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings, and it will also reconcile any change in the fair value for the periods presented.
The Company included its bank borrowings in the table of recurring fair value measurements due to the interest rate variability of the Company’s bank borrowings. The

Mr. Brian Cascio
November 29, 2010
Company did not adopt the Fair Value option. The Company elected to present its bank debt at cost in the balance sheet and provide fair value disclosure in a footnote.
* * *
Note 2. Summary of Significant Accounting Policies, page 18
Fair Value of Financial Instrument, page 19
SEC Comment 16
16.	In that regard, if you made a fair value election with respect to your debt, in future or amended filings please provide disclosure under FASB ASC 825-10-50-24 through 50-32.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will, to the extent applicable, comply with it in future filings. By way of further response, ETC incorporates by reference its response to SEC Comment 15.
* * *
Revenue Recognition, page 19
SEC Comment 17
17.	Please clarify for us whether you have any post shipment obligations that could impact revenue recognition. For example, we see on pages 2 and 3 of your Form 10-K that in connection with a system delivered in fiscal 2010 you provided a two-year service, support and scenario expansion package and plan to continue to provide enhanced product applications through additional software and increased interactivity. Please tell us how these matters were considered in the accounting for the contract.
Company response:
ETC respectfully acknowledges the SEC’s Comment and provides the following clarification as requested.
As disclosed under the “Critical Accounting Estimates”, ETC recognizes revenue using

Mr. Brian Cascio
November 29, 2010
three methods. Post shipment obligations under each method are accounted for as follows:
On long-term contracts over $250,000 in value and over six months in length, the percentage of completion (POC) revenue recognition method is utilized. Under this method, a percentage is calculated based on costs incurred from inception to date on a contract as compared to the estimated total costs required to fulfill the contract. This percentage is then multiplied by the contract value to determine the amount of revenue to be recognized in any given accounting period. Costs related to post shipment obligations, including field installation, warranty and any additional contracted items are included in the estimated total costs required to fulfill the contract. The referenced contract (on pages 2 and 3 of our Form 10-K) is an example of this type of contract. Estimated costs of the two-year service, support and scenario expansion package were included in the project budget and revenue associated with these activities has been deferred until specific performance has been completed.
For contracts under $250,000, or contracts to be completed in less than six months, and where there are no post-shipment services (such as installation and customer acceptance), revenue is recognized on the date that the finished product is shipped to the customer. Estimated warranty costs for these contracts are accrued and this accrual is adjusted periodically based on actual warranty expenses and the amount and type of products shipped.
Revenue for the sale of parts and services is also recognized on the date that the part is shipped to the customer or when the service is completed. Revenue for service contracts is recognized ratably over the life of the contract with related material costs expensed as incurred. There are no post contract expenses associated with these types of contracts.
* * *

Mr. Brian Cascio
November 29, 2010
Revenue Recognition, page 19
SEC Comment 18
18.	We see your disclosure here and on page 4 of your Form 10-K regarding recognition of contract claims. If material, please disclose the amount of contract claims receivable you have recorded as of February 26, 2010 and February 27, 2009 in future or amended filings.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that it did not have any contract claims receivable as of February 26, 2010 and February 27, 2009.
* * *
Revenue Recognition, page 19
SEC Comment 19
19.	We note from page 5 of your Form 10-K that you offer warranties on your products ranging from 90 days to two years. Please tell us how your financial statement disclosures provide the information content specified by FASB ASC 460-10-50-7 and 50-8.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that it reviews its warranty accrual on an annual basis. The Company reviewed the requirements of ASC 460-10-50-7 and 50-8 and determined that the loss contingency related to its product warranties is immaterial. The Company’s determination is the result of analysis of its historical warranty costs and estimated future costs based on the current level and mix of product sales. The Company had approximately $318,000 and $340,000 of warranty expense for the fiscal years ended February 26, 2010 and February 27, 2009, respectively. The Company had an accrual for warranties of $311,000 and $170,000 as of February 26, 2010 and February 27, 2009, respectively.
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Mr. Brian Cascio
November 29, 2010
Revenue Recognition, page 19
SEC Comment 20
20.	As a related matter, we see that your products appear to be highly customized to unique customer requirements. Accordingly, please also tell us how you estimate warranty obligations for newly developed or customized products.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that, although the Company’s products are customized for each customer’s requirements, the basic engineering and manufacturing methods in prior products are similar to those present in newly developed or customized products.
With respect to the estimate of warranty obligations for newly developed or customized products, the Company, as stated above, has some baseline experience from which it can make an estimate of warranty obligations. In addition, the Company reviews historical performance of similar projects when calculating its expected warranty obligations.
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Mr. Brian Cascio
November 29, 2010
Inventories, page 20
SEC Comment 21
21.	We see you reclassified $2.9 million from property, plant and equipment to inventory and are charging the amount to cost of sales over a four quarter period. Please explain to us the basis in the Codification for the accounting for these costs and the related contracts as described in the referenced footnote.
Company response:
ETC respectfully acknowledges the SEC’s Comment and responds as follows:
Under the matching concept in GAAP, costs and revenue should be consistently applied in appropriate accounting periods. Also, under certain conditions, costs that have future value can be capitalized and applied in a future period.
Many of ETC’s products are extensions of a common technological base and employ engineering effort developed by the Company over many years. By way of example, the Company’s human centrifuge products line, now into its fourth generation, incorporates common technologies, such as motion control, safety software, etc., first introduced in the mid-1980’s.
The $2.9 million which was reclassified pertains to a human centrifuge (the “first device”) which was developed and installed at the Company’s headquarters. Among other things, the first device functions as a demonstration device for both marketing and additional product development. The first device, with its initial engineering and design effort, is a “baseline” unit upon which enhancements and product extensions can be developed. The initial engineering and design effort has future value as production of future devices will not need to recreate this effort.
Historically, ETC has initially accumulated this applied engineering and design either as inventory or, if to be used as a demonstrator device, in fixed assets. Upon reaching technical feasibility (usually defined as the receipt of a contract of sale for a device utilizing the technology) the capitalized costs are transferred to operations to be matched with revenues under percentage of completion (POC) type contracts.
This accounting approach is equivalent to a “taking from the shelf” (versus starting from scratch) application.
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Mr. Brian Cascio
November 29, 2010
Earnings Per Common Share, page 22
SEC Comment 22
22.	In your disclosure, you indicate that the series D and series E preferred stock are participating securities. As you identify the preferred shares as participating, please tell us how the calculation of earnings per share considers the guidance from FASB ASC 260-10-45-59A to 45-70. That is, explain to us how you considered the guidance applicable to the two-class method of calculating earnings per share.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will amend its appropriate filings. Specifically, the Company will restate its earnings per share to reflect the participating feature of the Series D and Series E preferred stock.
The following applies to the disclosure in question:
Earnings Per Common Share
The Company applies the ACS 860-10- 45-45-59A to 45-70 “Participating Securities and the Two-Class Method”, which clarifies what is meant by a “participating security” and provides guidance on applying the two-class method for computing earnings per share.
The Company has one class of common stock (the “Common Stock”) and two classes of cumulative participating preferred stock, Series D and Series E (the “Preferred Stock”). The Preferred Stock is entitled to cash dividends equal to the product of: (i) the amount of the dividend payable with respect to one share of Common Stock and (ii) the number of shares of Common Stock that would be issued to the holder if the Preferred Stock was converted by the holder on the dividend record date. Therefore, the Preferred Stock is considered a participating security requiring the two-class method for the computation of net income per share — basic, rather than the if-converted basis which was previously used.
The two-class computation method for each period reflects the amount of distributed earnings per share (the Preferred Stock dividend) and the amount of the undistributed earnings per share computed using the common stock and the participating Preferred Stock. Diluted earnings per share continues to be computed using the if-converted method.
Basic earning per common share excludes the effect of common stock equivalents, and is computed using the two-class computation method. Diluted earnings per common share

Mr. Brian Cascio
November 29, 2010
reflects the potential dilution that could result if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted earnings per common share assumes the exercise of stock options using the treasury stock method.

	Fiscal year	Fiscal year
	ended	ended
	February	February
	26, 2010	26, 2010
	(restated)	(as filed)
Earnings per share:
Basic earnings per share:
Net income (loss)	6,340	6,340
Less preferred stock dividends	(1,885)	(1,885)

Basic earnings available to common shareholders	$4,455	$4,455

Basic earnings per share:
Common weighted average number of shares	9,069,000	9,069,000
Preferred weighted average number of shares	12,043,000	—

Total weighted average number of shares	21,112,000	9,069,000

Distributed earnings per share:
Common	$—	$—

Preferred	$0.16	$—

Undistributed earnings per share:
Common	$0.22	$0.50

Preferred	$0.22	$—

Diluted earnings per share:
Total weighted average number of shares	21,112,000	9,069,000
Dilutive effect of preferred stock		12,019,000
Dilutive effect of stock options and stock warrants	147,000	147,000

Total diluted weighted average number of shares	21,259,000	21,235,000

Diluted earnings per share	$0.21	$0.30

The Company plans to file a Form 8-K concerning this issue.
* * *

Mr. Brian Cascio
November 29, 2010
Note 7. Long-Term Obligations and Credit Arrangements, page 25
Exchange of Existing Instruments for Series E Preferred Stock, page 26
SEC Comment 23
23.	We see that you have two series of convertible preferred shares outstanding. In general, the notes to financial statements should present complete disclosure of all material terms of each series of convertible securities. Please tell us how your footnote disclosures are complete under FASB ASC 505-10-50-3 through 50-6 or revise the footnote disclosure in future or amended filings.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings.
Specifically, the Company will modify its disclosure as follows:
     Preferred Stock
          The Company has two classes of Cumulative Convertible Participating Preferred Stock: Series D (11,000 shares authorized) and Series E (25,000 shares authorized) (together, the “Preferred Stock”). The Preferred Stock has a par value of $0.05 per share and a stated value of $1,000.00 per share. The Preferred Stock is entitled to receive cumulative dividends at the rate of 10% per year in preference to the holders of the Company’s common stock with respect to dividends. These dividends are payable only upon a liquidation event or when otherwise declared by Board of Directors of the Company. The Company cannot declare or pay any dividends on its common stock until the dividends on the Preferred Stock have been paid. The Preferred Stock holders are entitled to receive any dividends paid with respect to the common stock on an “as-converted” basis. The Preferred Stock may be converted by the holder at any time and from time to time into the Company’s common stock by dividing the stated value of the Preferred Stock by the conversion price established at the time of issuance (see Series D and Series E below). Upon a liquidation event, the holders of the Preferred Stock would be entitled to participate in any proceeds in preference to any common stock holders. The Preferred Stock would also participate in any liquidation event with the common stock holders on an “as-converted” basis. The Preferred

Mr. Brian Cascio
November 29, 2010
Stock conversion price is subject to adjustment for certain transactions including stock splits and issuance of equity securities below the conversion prices.
     The Company has reviewed the generally accepted accounting principles applicable to the Preferred Stock and has determined that the Preferred Stock qualifies as permanent equity. Specifically, the Company reviewed EITF Topic No. D-109 and determined that the attributes of the preferred stock were more akin to equity than debt. The Company also reviewed EITF Topic No. D-98 and concluded that the preferred stock were within the control of the Company. In addition, the Company has concluded that the conversion feature qualifies for the scope exception of FAS 133 as it is clearly and closely related to the Preferred Stock instrument.
Issuances of the Preferred Stock are as follows:
Series D Preferred Stock
     On April 24, 2009, the Company paid to H.F. Lenfest (“Lenfest”) an origination fee of 1% of the committed amount of the Lenfest Credit Facility. The value of the origination fee was $55,000. The origination fee was paid in 55 shares of Series D Preferred Stock, which have a conversion price of $0.94 per share, equaling 58,511 shares of the Company’s common stock.
     In connection with the execution of the 2009 PNC Financing Documents, ETC paid to Lenfest an origination fee of 100 shares of Series D Preferred Stock, which is equal to one percent (1%) of the market value of the $10,000,000 in marketable securities pledged by Lenfest to PNC Bank to secure ETC’s obligations to PNC Bank. The 100 shares of Series D Preferred Stock have a stated value of $1,000 per share, or $100,000 in the aggregate. These shares of Series D Preferred Stock have a conversion price per share equal to $1.11, which price equaled the average closing price of ETC’s common stock during the 120 days prior to the issuance of such shares and would convert into 90,090 shares of ETC’s comment stock.
     On October 6, 2010, the Company issued to Lenfest 231 shares of Series D Preferred Stock with a stated value of $1,000 in payment of $231,000 of interest due under Lenfest Pledge Agreement for the period July 2, 2009 through August 27, 2010. The 231 shares have a conversion price per share equal to $3.02, which price equaled the average closing price of ETC’s common stock during the 120 days prior to the issuance of such shares, and would convert into 76,490 shares of ETC common stock.

Mr. Brian Cascio
November 29, 2010
     As of November 26, 2010, the Series D Preferred Stock totaled $386,000 and was convertible into 225,091 shares of the Company’s common stock. The Company has paid all Series D Preferred Stock dividends accruing through November 26, 2010.
Series E Preferred Stock
     In July, 2009, the Company issued 23,741 shares of Series E Preferred Stock to Lenfest in connection with the Series E Exchange transaction. The shares of Series E Preferred Stock are convertible to common stock at a conversion price per share equal to $2.00 and would convert into 11,870,500 shares of ETC common stock.
     During the first half of fiscal 2011, the Company repurchased and retired $1,500,000 of Series E Preferred Stock from Lenfest.
     As of November 26, 2010, the Series E Preferred Stock totaled $22,241,000 and was convertible into 11,120,321 shares of the Company’s common stock. The Company has paid all dividends accruing through November 26, 2010.
     Common Stock Warrants
     In February 2009, in connection with a $2 million loan made by Lenfest to the Company, the Company issued to Lenfest warrants to purchase 143,885 shares of ETC common stock, which shares were in equal in value to 10% of the $2 million note. The warrants are exercisable for seven years following issuance at an exercise price of $1.39, which price equaled the average closing price of ETC common stock during the 120 days prior to the issuance of the warrant.
     In July 2009, in consideration of Lenfest entering into the Amended and Restated Guaranty, ETC issued to Lenfest warrants to purchase 450,450 shares of ETC common stock, which shares were equal in value to ten percent (10%) of the amount of the $5,000,000 increase under the 2007 PNC Bank Credit Facility. The warrants are exercisable for seven years following issuance at an exercise price per share equal to $1.11, which price equaled the average closing price of ETC common stock during the 120 days prior to the issuance of the warrant.
     During the exercise period of the warrant agreements, the exercise price and number of warrant shares shall be subject to adjustment. In the event of an issuance of ETC’s common stock, convertible securities, options

Mr. Brian Cascio
November 29, 2010
or warrants without consideration or for a consideration less than the exercise price of the warrants, the exercise price shall be reduced and the number of shares issuable upon the exercise of the warrant shall be adjusted.
     (Please see response to Comment No. 25)
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Note 7. Long-Term Obligations and Credit Arrangements, page 25
Exchange of Existing Instruments for Series E Preferred Stock, page 26
SEC Comment 24
24.	With regard to the series D and E preferred stock, you disclose: “With respect to the convertibility of the Series D and E shares, in accordance with standards defined by generally accepted accounting principles on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock, and the Company has concluded that the embedded conversion feature did not have a material effect on its stated value.” Please tell us what this sentence is intended to convey. In this regard, future or amended filings should present clear disclosure about your assessment of the conversion feature and the ultimate basis in GAAP for the accounting applied.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings. Specifically, the Company will expand its commentary as noted in the response to SEC Comment 23, above.
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Note 7. Long-Term Obligations and Credit Arrangements, page 25
Exchange of Existing Instruments for Series E Preferred Stock, page 26
SEC Comment 25
25.	We see that you issued warrants to H. F. Lenfest in connection with both the $2 million promissory note dated February 20, 2009 and the amended and restated PNC guaranty dated April 24, 2009. Based on the warrant arrangements filed in EDGAR, it appears that the warrants may include anti-dilution provisions, including a down-round provision where the exercise price resets in the event you issue securities at prices below the exercise prices of the warrants. Accordingly, please tell us how you considered the guidance from FASB Codification Topic 815-10 in assessing whether the warrants should be accounted for as derivatives and reported as liabilities at fair value. In that

Mr. Brian Cascio
November 29, 2010
regard, please note that a down-round provision may preclude a conclusion that an instrument is indexed to your stock. For guidance please refer to FASB ASC 815-40-15-5 and 815-40-55-33 and 55-34.
Company response:
ETC respectfully acknowledges the SEC’s Comment and submits that the Company and H.F. Lenfest (“Lenfest”) have agreed to restructure the warrant agreement to change the language of the “down round” provision to only trigger the down round based on future issuances below the fair market value of the stock at the date of the issuance. This restructured provision will provide Lenfest with specific dilution protection, which was the intent of the investor and the Company at the time of execution of the warrant agreement. The Company continues to treat the outstanding warrants as equity instruments.
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Note 7. Long-Term Obligations and Credit Arrangements, page 25
Exchange of Existing Instruments for Series E Preferred Stock, page 26
SEC Comment 26
26.	As a related matter, in future or amended filings please expand to provide disclosure about all material terms and conditions of the warrants, including a description of any circumstances that might lead to changes in exercise prices or numbers of warrants. Refer to FASB ASC 505-10-50.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings. Future disclosure will be consistent with the Company’s responses to Comments 23 and 25.
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Mr. Brian Cascio
November 29, 2010
Note 10. Income Taxes, page 30
SEC Comment 27
27.	In the last sentence on page 31, you indicate you are no longer subject to certain U.S. federal tax examinations for years before 2007. In future or amended filings, please also include a similar disclosure related to foreign tax examinations.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings.
Specifically, the Company will expand its commentary to include the following disclosure:
The Company’s majority-owned subsidiary, ETC-PZL, is no longer subject to tax examinations in Poland for tax periods prior to December 31, 2005.
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Exhibit 10.30
SEC Comment 28
28.	We note that you do not appear to have filed the schedules or exhibit I to the credit agreement filed as Exhibit 10.1 to your Form 8-K filed April 27, 2009. Please re-file this agreement with all attachments in future or amended filings.
Company response:
ETC respectfully acknowledges the SEC’s Comment and has filed an amended Form 8-K on November 24, 2010 (the “Amended 8-K”) to include the exhibit and the schedules.
The Company notes that the April 27, 2009 filing included Exhibit I but not the schedules to Exhibit I. The referenced schedules have also now been filed as requested in the Amended 8-K.
* * *

Mr. Brian Cascio
November 29, 2010
Exhibit 31.1 Certification
SEC Comment 29
29.	With regard to your Chief Executive’s certification, in paragraph 4(d) following “recent fiscal quarter”, the language “(the registrant’s fourth quarter in the case of an annual report)” was omitted. Please include the referenced language in future annual and quarterly certifications, including currently dated certifications filed with any amendments. In this regard, please note that the Sarbanes-Oxley Section 302 certifications should be exactly as specified in Item 601of Regulation S-K.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will comply with it in future filings. Specifically, the Company will include the referenced language in future annual and quarterly certifications.
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Form 10-Q for the quarterly period ending August 27, 2010
Management’s Discussion and Analysis of Financial Condition page 18
Results of Operations, page 24
Gross Profit, page 25
SEC Comment 30
30.	We see that gross profit as a percentage of sales decreased substantially from the twenty-six week period ended August 28, 2009 to the comparable 2010 period. Please revise future filings to describe the underlying business reasons for the factors cited. For example, it is not clear why reductions in the ATS and simulation products resulted in reduced margins.
Company response:
ETC respectfully acknowledges the SEC’s Comment and responds as follows:
The Company’s diverse product mix can, depending on the mix of current sales, result in a variation in the Company’s gross profit as a percentage of sales. The Company is reluctant to disclose specific details of individual contract performance because its contractual obligations are often negotiated. The Company would prefer not to disclose these details to

Mr. Brian Cascio
November 29, 2010
its domestic and international competitors. However, the Company will expand its commentary in this section in future filings to include as much as feasible commentary on specific contract or product line performance.
In addition, in future filings, the Company will expand its disclosure to include where applicable commentary on general factors, i.e., market conditions, manufacturing costs, the nature of the contract (government v. commercial), etc., as factors contributing to gross margin variations.
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Item 4T. Controls and Procedures, page 29
Evaluation of Disclosure Control and Procedures, page 29
SEC Comment 31
31.	Please consider the comments with respect to disclosure controls and procedures in future Forms 10-Q.
Company response:
ETC respectfully acknowledges the SEC’s Comment and will, in future filings, include appropriate disclosure with respect to the Company’s disclosure controls and procedures and internal controls over financial reporting.
* * *
     ETC acknowledges its responsibility for the adequacy and accuracy of the disclosure in the Company’s public filings. We also understand that any Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and that ETC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio
November 29, 2010
     After your review of our responses, please feel free to contact me directly at 215-355-9100 (ext. 1203) should additional information be required.
Sincerely,
Duane D. Deaner
Chief Financial Officer
Environmental Tectonics Corporation